Exhibit 99.2

PATAGONIA GOLD ANNOUNCES PROJECT AND EXPLORATION UPDATE

November 29, 2022 Vancouver, B.C. Patagonia Gold Corp (TSX:PGDC) (“Patagonia” or the “Company”) is pleased to provide an update on project and exploration activities on its large portfolio of properties in Argentina.

Highlights

●	Continued with permitting activities at Calcatreu, purchased surface rights over the project and held stakeholder outreach meetings;
●	Twin drilling commenced in the Cap Oeste deep zone to validate the mineral resource model and provide new samples for metallurgical tests – results from the first two holes received thus far confirm the model;
●	Completed 2,032.6 meters, in 84 RC drill holes, over the Monte Leon zone located 12 km southeast of, and on strike from the Company’s Cap Oeste operations – core drilling expected to commence in Q4 2022;
●	12 new trenches completed at the Abril property, which borders the Company’s Martha property, and RC drilling commenced in November 2022 to test prioritized targets; and
●	Epithermal-style gold and silver mineralization exposed in 38 new trenches at Elisa with 281 new assays from channel sampling (224 samples pending), 330 line-km of ground magnetics surveys completed.

Calcatreu – Rio Negro Province

The Company has been active at Calcatreu, one of its two, advanced-stage projects, on both exploration and development fronts. On the permitting front, the Company held a series of outreach meetings with local communities, authorities and unions to present an update on the Company’s activities and plans and to seek input from those groups and others which will form a vital part of the permitting process for this important project. In addition, the Company purchased surface rights covering a major portion of the current mineral resources at Calcatreu.

Cap Oeste – Santa Cruz Province

The Cap Oeste project in the 66,215 hectare sized El Tranquilo concession block, is the Company’s second advanced-stage project where the recovery of gold and silver continues. Plans for the project envision development and production from a higher-grade portion, “Cose-style” zone, of the Cap Oeste measured and indicated mineral resource amounting to 478,000 tonnes grading 12.62 g/t Au and 472.4 g/t Ag for 194,000 contained Au ounces and 7.3 million contained Ag ounces. For additional information, refer to the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Cap Oeste Gold-Silver Project, Santa Cruz Province, Argentina” dated December 31, 2018, which is on the Company’s website and under its profile on SEDAR at www.sedar.com. The zone consists of Au and Ag mineralization hosted in dark-colored, silicified breccia within the main Bonanza structural feature – a northwest-striking, southwest-dipping regional-scale structure. As part of its on-going evaluation of the Cose-style zone, the Company recently commenced core twin drilling to validate key parts of the mineral resource and collect fresh samples for metallurgical testing. Assay results from the first two core holes received this month validate the mineral resource model limits (Table 1).

Table 1. Composited Au and Ag Assays for Two Twin Holes

Core Hole Comparison		Mineralized Intercept (m)	Au g/t	Ag g/t
CO-170D	Original Hole	5.89	12.75	266
CO-413A-D	Twin Hole	4.09	2.08	15.7
CO-252D	Original Hole	7.00	4.01	4.5
CO-414B-D	Twin Hole	6.35	27.37	69.6

All assays are from down-hole core samples, ranging from 0.59 to 1.5 m in length (0.9 m average). Core was cut with a diamond saw and half was delivered to the laboratory. No grade capping was employed. Holes were drilled from the hanging wall to cut the Bonanza structure. True widths range from 90 to 98% of the drilled widths. Both twin holes deviated up from their planned intersections - CO-413A-D by about 17 m and CO-418B-D by about 7 m – but both confirmed the mineral resource block grades.

Monte Leon – Santa Cruz Province

Monte Leon is situated about 12 km southeast and on the same mineral trends that encompass the Cap Oeste mineralization. RC drilling recommenced this quarter at Monte Leon as a continuation of the program announced in July 2021 (please refer to the Company’s press release dated July 27, 2021). The goal of this program is to further define the limits of the near surface mineralization identified with the 2021 RAB drilling and to identify sites for deeper drilling with core. A total of 2,032.6 meters, in 84 shallow RC drilling, has been completed this year. Assays are pending. Core drilling will start this quarter to test for extension of the shallow, near surface mineralization.

Abril – Santa Cruz Province

Abril borders the Company’s Martha property on the south, just 2.5 km south of the Martha mill and flotation plant. Company geologists have been mapping and conducting ground magnetic survey over Abril to help establish targets for a first pass of reverse circulation drilling, which is planned to be followed by core drilling. Mineralization identified with historic and Company work (please refer to the Company’s press release dated May 26, 2022) has identified mineralized trends similar to those at the Martha project in 12 new trenches. Grades from trench samples ranged from 2 g/t Ag up to 615 g/t Ag. All samples were collected with a portable diamond saw over variable lengths based on geologic characteristics but generally about 1 meter in horizontal length. Given the geologic similarities to veins exposed and mined at the Martha property, the Company believes there is a reasonable expectation for processing any Abril mineralization at the Martha mill and flotation plant.

Elisa – Santa Cruz Province

The property is located about 15 km north of the Company’s La Valenciana property. Work by Company geologists included cutting of 38 trenches perpendicular to the main, north-south striking vein structure. The main vein is exposed on surface over a length of more than 4 km and has never been drilled. It consists of epithermal, banded quartz with scattered iron oxide minerals which formed after primary sulfides. A total 505 rock chip samples have been collected from the trenches using the same methods as employed at Abril. Assays from the first 281 trench samples have been received and returned values ranging from 0.005 Au g/t and 2 Ag g/t up to 1.16 g/t Au and 180.4 g/t Ag. The Company is also collecting new ground magnetic data to help define a first pass of reverse circulation drill holes.

Qualified Person’s Statement

Donald J. Birak, Registered Member of the Society for Mining, Metallurgy and Exploration (SME) and a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Resources, has reviewed and approved the scientific and technical information in this press release. Mr. Birak visited the Company’s properties, except for Calcatreu, in October and November, 2022 and validated the results reported and methods used to collect the samples. All samples were analyzed by Alex Stewart International, a certified analytical services provider, at their facilities in Perito Mineral and Mendoza, Argentina. Methods used to determine precious metal values consisted of ICP-MS Ag followed by fire assay for Ag > 200 g/t and for all Au analyses.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, results of its drilling programs, plans for development and production at the Cap Oeste project, the focus of future drilling, the discovery of new exploration targets, the ability to add value to existing projects and identify new exploration projects, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.